===============================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                       For the month of February 27, 2003

                       Commission File Number: 001-09531


                                BBVA BANCO BHIF
                (Translation of registrant's name into English)

                                 Huerfanos 1234
                                Santiago, Chile
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    Form 20-F [X]             Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                          Yes [_]             No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                          Yes [_]             No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                          Yes [_]             No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

===============================================================================

                                BBVA BANCO BHIF

                               TABLE OF CONTENTS


                                                                     Sequential
    Item                                                             Page Number
    ----                                                             -----------

     1.   Letter to the Bank of New York with a copy to the Bank          3
          of Chile informing them of the upcoming Ordinary
          Meeting of Shareholders on March 17, 2003.

     2.   Letter to the Shareholders of BBVA Banco BHIF                   5
          informing them of the upcoming Ordinary Meeting of Shareholders on March 17, 2003.

     3.   Letter to the Electronic Stock Exchange of Chile with           8
          copies to the Bolsa de Comercio de Santiago and the Bolsa de Corredores informing them of the upcoming
          Ordinary Meeting of Shareholders on March 17, 2003.

     4.   Letter to the Superintendent of Banks and Financial             10
          Institutions informing him of the upcoming Ordinary
          Meeting of Shareholders on March 17, 2003.

                                                                          Item 1


                                                               February 20, 2003
Our Ref. # 025.03

To whom this may concern
The Bank of New York
New York


Dear Sirs,

The Board of Directors of this Company has agreed to convene the Ordinary Shareholders' Meeting on Monday, March 17, 2003, at 4:30 p.m., in the first floor offices of the headquarters of the Bank, located in Santiago, Chile, on the street Huerfanos, No. 1234, to deal with the following issues:

     1. Approval of the Annual Report, Balance Sheets, Statement of Income, and the External Auditors' Report covering the fiscal year taken as of January 1st to December 31st, 2002.

     2. Distribution of earnings for the year and, in particular, dividend distributions.

     3.   Determining compensation for the Board of Directors for 2003.

     4. Determining compensation for the members of the Board of Directors' Committee for 2003 as well as determining the budget covering working expenses for the Committee and its advisors.

     5.   Designation of the External Auditors for fiscal year 2003.

     6.   Designation of rating agencies.

     7.   Details of operations in compliance with Article 44 Law No. 18,046.

     8. Report of the activities and incurred expenses of the Board of Directors' Committee.

     9.   Report on the Board of Directors' expenses.

     10.  Other matters legally ascribed to Ordinary Shareholders' Meetings.

In compliance with that set forth in article 49 No.12 of the General Banking Law, the Balance Sheets, Statement of Income and the External Auditor's Report pertaining to the fiscal year, taken as those days from January 1 to December 31, 2002, were published in the edition of the daily newspaper "La Segunda", on February 13, 2003.

Upon approval of the Balance Sheets and the Statement of Income at the Ordinary Shareholders' Meeting, if the distribution of dividends is agreed to, those shareholders recorded in the Shareholders' Register five business days before the aforementioned date of the Meeting, that is up to and including March 11, 2003, will have the right to receive their dividends.

The Board of Director of this Bank has also agreed to call an Extraordinary Shareholders' Meeting, to be held at the same date and place as the above mentioned Ordinary Shareholders' Meeting and to take place immediately after the Ordinary Shareholders Meeting, with the objective of dealing with the following issues:

     1.   Complement, adapt and/or change the corporate name.

     2. Adopt any other pertinent or necessary measures to carry out the agreed modification, including change of the bylaws and revised text.

     3. Grant the required powers to carry out the agreed modification, solicit the necessary authorizations and accept modifications that the relevant authorities may require.

Those shareholders who are recorded in the Shareholders' Register five business days before the indicated date of the Meeting, that is, up to and including March 11, 2003, have the right to attend the Shareholders' meetings.

The first notification of the Shareholders' Meeting shall be published in the daily newspaper "La Nacion" on February 26, 2003, while the two remaining notices will appear in the same newspaper on March 5 and March 12, 2003.

Please bear in mind, that in accordance with that provided in the prospectus of Banco BHIF, now BBVA Banco BHIF, dividends paid by the Bank against ADSs or against shares of foreign shareholders are subject to a thirty-five percent withholding tax under Chilean legislation, which will be deducted and paid by BBVA Banco BHIF to the Chilean tax authorities.

                                     Yours faithfully,


                                     BBVA BANCO BHIF

                                                                          Item 2


Santiago, February 20, 2003
Ref. No. 026.03

Shareholders of the BBVA Bank BHIF
Present

Ref: Calling of Ordinary and Extraordinary Meetings of
     Shareholders and sending Powers of attorney for each one.

Dear sirs,

The Board of Directors of this Company has agreed to convene the Ordinary Shareholders' Meeting on Monday, March 17, 2003, at 4:30 p.m., in the first floor offices of the headquarters of the Bank, located in Santiago, Chile, on the street Huerfanos, No. 1234, to deal with the following issues:

     1. Approval of the Annual Report, Balance Sheets, Statement of Income, and the External Auditors' Report covering the fiscal year taken as of January 1st to December 31st, 2002.

     2. Distribution of earnings for the year and, in particular, dividend distributions.

     3.   Determining compensation for the Board of Directors for 2003.

     4. Determining compensation for the members of the Board of Directors' Committee for 2003 as well as determining the budget covering working expenses for the Committee and its advisors.

     5.   Designation of the External Auditors for fiscal year 2003.

     6.   Designation of rating agencies.

     7.   Details of operations in compliance with Article 44 Law No. 18,046.

     8. Report of the activities and incurred expenses of the Board of Directors' Committee.

     9.   Report on the Board of Directors' expenses.

     10.  Other matters legally ascribed to Ordinary Shareholders' Meetings.

In compliance with that set forth in article 49 No.12 of the General Banking Law, the Balance Sheets, Statement of Income and the External Auditor's Report pertaining to the fiscal year, taken as those days from January 1 to December 31, 2002, were published in the edition of the daily newspaper "La Segunda", on February 13, 2003.

Upon approval of the Balance Sheets and the Statement of Income at the Ordinary Shareholders' Meeting, if the distribution of dividends is agreed to, those shareholders recorded in the Shareholders' Register five business days before the aforementioned date of the Meeting, that is up to and including March 11, 2003, will have the right to receive their dividends.

The Board of Director of this Bank has also agreed to call an Extraordinary Shareholders' Meeting, to be held at the same date and place as the above mentioned Ordinary Shareholders' Meeting and to take place immediately after the Ordinary Shareholders Meeting, with the objective of dealing with the following issues:

     1.   Complement, adapt and/or change the corporate name.

     2. Adopt any other pertinent or necessary measures to carry out the agreed modification, including change of the bylaws and revised text.

     3. Grant the required powers to carry out the agreed modification, solicit the necessary authorizations and accept modifications that the relevant authorities may require.

Those shareholders who are recorded in the Shareholders' Register five business days before the indicated date of the Meeting, that is, up to and including March 11, 2003, have the right to attend the Shareholders' meetings.

The first notification of the Shareholders' Meeting shall be published in the daily newspaper "La Nacion" on February 26, 2003, while the two remaining notices will appear in the same newspaper on March 5 and March 12, 2003.

In the case that you will not be able to attend these meetings, I will be grateful if you would sign both powers of attorney attached, one of which would corresponds to the Ordinary Meeting of Shareholders and the other to the Extraordinary Meeting of Shareholders, filling in each one of them, by hand, the place and date of granting and the full name of the proxy, sending them to the Department of Actions, located in this city, Huerfanos Street No. 770, floor 22.

Also, I would be grateful if you could complete the referred powers of attorney indicating your name, last names and national certificate of identity, as principal shareholder; and, in the event that the shareholder is a legal entity, to indicate in addition to the trade name and Rut, as shareholders, name, last name and national certificate of identity of the agent chief executives who grant the power of attorney in their representation.

With best regards,


BBVA BANK BHIF
Jose Said Saffie
President

                                                                          Item 3


Santiago, February 20, 2003
No. 030.03

Sirs:
Bolsa Electronica de Chile
Stock Exchange
Present

Dear Sirs:

The Board of Directors of this Company has agreed to convene the Ordinary Shareholders' Meeting on Monday, March 17, 2003, at 4:30 p.m., in the first floor offices of the headquarters of the Bank, located in Santiago, Chile, on the street Huerfanos, No. 1234, to deal with the following issues:

     1. Approval of the Annual Report, Balance Sheets, Statement of Income, and the External Auditors' Report covering the fiscal year taken as of January 1st to December 31st, 2002.

     2. Distribution of earnings for the year and, in particular, dividend distributions.

     3.   Determining compensation for the Board of Directors for 2003.

     4. Determining compensation for the members of the Board of Directors' Committee for 2003 as well as determining the budget covering working expenses for the Committee and its advisors.

     5.   Designation of the External Auditors for fiscal year 2003.

     6.   Designation of rating agencies.

     7.   Details of operations in compliance with Article 44 Law No. 18,046.

     8. Report of the activities and incurred expenses of the Board of Directors' Committee.

     9.   Report on the Board of Directors' expenses.

     10.  Other matters legally ascribed to Ordinary Shareholders' Meetings.

In compliance with that set forth in article 49 No.12 of the General Banking Law, the Balance Sheets, Statement of Income and the External Auditor's Report pertaining to the fiscal year, taken as those days from January 1 to December 31, 2002, were published in the edition of the daily newspaper "La Segunda", on February 13, 2003.

Upon approval of the Balance Sheets and the Statement of Income at the Ordinary Shareholders' Meeting, if the distribution of dividends is agreed to, those shareholders recorded in the Shareholders' Register five business days before the aforementioned date of the Meeting, that is up to and including March 11, 2003, will have the right to receive their dividends.

The Board of Director of this Bank has also agreed to call an Extraordinary Shareholders' Meeting, to be held at the same date and place as the above mentioned Ordinary Shareholders' Meeting and to take place immediately after the Ordinary Shareholders Meeting, with the objective of dealing with the following issues:

     1.   Complement, adapt and/or change the corporate name.

     2. Adopt any other pertinent or necessary measures to carry out the agreed modification, including change of the bylaws and revised text.

     3. Grant the required powers to carry out the agreed modification, solicit the necessary authorizations and accept modifications that the relevant authorities may require.

Those shareholders who are recorded in the Shareholders' Register five business days before the indicated date of the Meeting, that is, up to and including March 11, 2003, have the right to attend the Shareholders' meetings.

The first notification of the Shareholders' Meeting shall be published in the daily newspaper "La Nacion" on February 26, 2003, while the two remaining notices will appear in the same newspaper on March 5 and March 12, 2003.

Your faithfully,


BBVA Banco BHIF
Mario Espinoza Feliu
Attorney

                                                                          Item 4


Santiago, February 20, 2003
No. 028.03

Sir:
Enrique Marshall Rivera
Superintendent of Banks
and Financial Institutions
Present

Dear Sirs:

The Board of Directors of this Company has decided to summons an Ordinary Meeting of Shareholders on Monday, March 17, 2003, at 4:30 p.m., in the main offices BBVA Bank BHIF, located in the city of Santiago, Huerfanos Street, N(0)1234, first floor, in order to consider the following matters:

     1. Approval of the report, General Balance sheet, financial results and the Report from the External Auditors, corresponding to the fiscal year between the days of January 1st and December 31st, 2002.

     2. Distribution of the utilities of the fiscal year and, in particular, the distribution of dividends.

     3. To determine the quantity of remunerations of the directors for fiscal year 2003.

     4. To determine the quantity of remunerations of the integral directors of the Board of Directors for the fiscal year 2003 and determination of the budget of expenses of operation of the same one and its advisers.

     5.   Designation of External Auditors for fiscal year 2003.

     6.   Designation of private risk classifications.

     7.   Information of operations of article 44 Law No. 18.046.

     8. Report of developed activities and expenses incurred across the Board of Directors.

     9.   Report on the expenses of the Board.

     10. Other matters of the Ordinary Meetings of Shareholders that legally correspond.

In accordance with the arranged in article 49 No. 12 of the General Law of Banks, it is recorded that the General Balance sheet, Earnings Statement and External Auditors Report corresponding to the fiscal year between January 1st and December 31, 2002, were published in the newspaper "La Segunda" in their edition of February 13, 2003.

The General Balance Sheet and Earnings statements submitted to the Ordinary Meeting of shareholders were approved, if the distribution of dividends are agreed upon, the shareholders that appear enrolled in the Registry of Shareholders will have right to its collection within 5 working days of anticipation to the date indicated for the holding of the aforementioned meeting, that is to say, until Tuesday, March 11, 2003, inclusively.

I also inform to that the Board members of this Bank has also decided to summon the Extraordinary Meeting of Shareholders, which will be held at the same indicated place and date as of the Ordinary Meeting of Shareholders as indicated before, and will be held immediately after ending this one, with the intention of considering the following matters:

     1.   To complement, adapt and/or to modify, the trade name.

     2. To adopt other agreements necessary or advisable to take in effect the modification that are agreed upon, including the modification of the social statute and the determining of a text revised of the same one.

     3. To grant the powers that are required to take to effect the reform of statutes, to require the authorizations that are necessary and to accept the suggestions that will be able to make the authorities competent.

It is my duty to inform to you that they will have right to participate in the summoned Meetings the shareholders that appear enrolled in the Registry of Shareholders with 5 working days of anticipation to the date indicated for the holding of the meeting, that is to say, until Tuesday, March 11, 2003, inclusively.

The first citation to the aforementioned Meetings will be published in the newspaper "La Nacion" on February 26, 2003, whereas both will be published in the same means on the days of March 5 and 12, 2003.

Your faithfully,


BBVA Banco BHIF
Ramon Monell Valls
General Counsel

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            BBVA BANCO BHIF


Date: February 27, 2003                     By: /s/ Ramon Monell Valls
                                                -------------------------------
                                                Name:  Ramon Monell Valls
                                                Title: Chief Executive Officer